SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

John D. Goodman

Chief Executive Officer

4645 Morena Boulevard

San Diego, California 92117

(858) 587-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copies to:

Frederick T. Muto, Esq. Jason L. Kent, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Leonard Chazen, Esq. Stephen A. Infante, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on August 31, 2009, by Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe” or the “Company”) (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Advent CR Holdings, Inc., a Delaware corporation (“Parent”), and Advent CR, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, together with the associated rights to purchase Series A Junior Participating Preferred Stock of the Company issued pursuant to the Rights Agreement, dated as of August 13, 2008 between the Company and Mellon Investor Services, LLC as Rights Agent, at a price of $17.50 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 31, 2009 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on August 31, 2009, as amended on September 16, 2009.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by inserting the following at the end of the second paragraph on page 8 of the Schedule 14D-9 under the heading “Arrangements with Purchaser and Parent and its Affiliates–Merger Agreement”:

“In the merger agreement, Parent and Purchaser represented that neither Parent nor Purchaser nor any of their affiliates (including the Sponsor Funds but excluding any portfolio companies owned by the Sponsor Funds) owns, directly or indirectly, any shares of Common Stock or holds any rights to acquire shares of Common Stock (except pursuant to the merger agreement).”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by inserting the following at the end of the first paragraph on page 10 of the Schedule 14D-9 under the heading “Arrangements among Purchaser, Parent and Certain Executive Officers of the Company–Employment Arrangement Term Sheets”:

“The term “aggregate investment” referred to below with respect to Parent’s investment in the Company is not defined in the Term Sheets. However, in connection with entering into the merger agreement, Purchaser and Parent obtained approximately $390,000,000 in capital commitments from the Sponsor Funds to finance the consummation of the Offer and the Merger. As disclosed in Item 12, “Source and Amount of Funds,” of the Offer to Purchase filed as an exhibit to the Schedule TO, the $390,000,000 will be funded by the Sponsor Funds partially as equity securities and partially as debt securities. The aggregate investment will be equal to the amount funded in the form of equity securities.”

Item 4. The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following at the end of the first full paragraph on page 12 of the Schedule 14D-9 under the heading “Background of the Offer”:

“At the time of the decision of the board of directors to hire Mr. Goodman and Ms. Fabricant, the board had not been considering a sale process for the Company.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following at the end of the last paragraph on page 12 of the Schedule 14D-9 under the heading “Background of the Offer”:

“The Advent letter did not indicate whether Company management would be offered any equity interest in or employment with the Company following any such acquisition.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by amending and restating the first sentence of the first paragraph on page 13 of the Schedule 14D-9 under the heading “Background of the Offer”:

“At a meeting held on January 14, 2009, the Special Committee discussed Advent’s expression of interest, as well as expressions of interest it had received earlier from two other parties (one strategic and one financial), and the possibility of engaging in a review of strategic alternatives.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the third sentence in the third paragraph on page 13 of the Schedule 14D-9 under the heading “Background of the Offer”:

“Of the parties contacted, 70 were potential financial investors and 9 were potential strategic investors.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the first sentence in the second paragraph on page 14 of the Schedule 14D-9 under the heading “Background of the Offer”:

“Four of the parties that submitted an initial indication of interest were potential financial investors and one was a potential strategic investor.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by amending and restating the third sentence of the second paragraph on page 14 of the Schedule 14D-9 under the heading “Background of the Offer”:

“A second potential financial investor who later submitted a bid (“Bidder B”) submitted an indication of interest at $14.00 to $15.00 per share in cash.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the last sentence in the second paragraph on page 14 of the Schedule 14D-9 under the heading “Background of the Offer”:

“All three of the parties that proceeded into the next stage of the sale process were potential financial investors.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the first sentence in the third paragraph on page 14 of the Schedule 14D-9 under the heading “Background of the Offer”:

“As part of their due diligence efforts, the three parties had discussions with Cowen, and Advent and Bidder B and their respective legal counsel also had discussions with Cooley and Covington.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by amending and restating the fourth sentence of the third paragraph on page 14 of the Schedule 14D-9 under the heading “Background of the Offer”:

“In late May 2009, Cowen was contacted by a representative of a wealthy foreign family with experience in the retail apparel industry which was interested in acquiring the Company.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the third sentence in the first paragraph on page 15 of the Schedule 14D-9 under the heading “Background of the Offer”:

“Other factors that contributed to the Special Committee’s decision to allow management to continue to participate in these decisions included: (1) management had relevant information and expertise, (2) the members of the Special Committee (which was represented by separate counsel) constituted a majority of the Board, (3) the Special Committee continued to hold meetings at which the sale process was discussed without management participation, and (4) the Special Committee retained the power to assume control of the sale process. Negotiations with Advent were conducted by the Special Committee and not by management.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following at the end of the fifth full paragraph on page 16 of the Schedule 14D-9 under the heading “Background of the Offer”:

“The issues discussed were changes that Advent wished to make to the merger agreement which could potentially reduce the certainty that the transaction would be consummated.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by amending and restating the first sentence of the first paragraph on page 23 of the Schedule 14D-9 under the heading “Financial Projections”:

“In addition to the financial projections relied upon by the board of directors, the Company provided to the prospective buyers in the Company’s sale process a set of corresponding financial projections which are disclosed in Item 8, “Certain Information Concerning Charlotte Russe,” of the Offer to Purchase filed as an exhibit to the Schedule TO.”

All of the following supplemental information regarding Cowen’s and PJSC’s financial analyses, as financial advisors in connection with the Offer and the merger, should be read in the context of the entirety of the information regarding the Cowen Opinion and the PJSC Opinion, as applicable, and Cowen’s and PJSC’s respective financial analyses to arrive at the Cowen Opinion and the PJSC Opinion, respectively, contained in Item 4 of the Schedule 14D-9 under the captions “Opinion of Cowen” and “Opinion of PJSC,” respectively, and the full texts of the Cowen Opinion and PJSC Opinion attached as Annexes II and III, respectively, to the Schedule 14D-9.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following immediately following the last paragraph on page 26 of the Schedule 14D-9 under the heading “Opinion of Cowen—Summary of Principal Financial Analyses—Comparable Public Companies Analysis”:

“The following table summarizes this data:

		P/E Ratios
Company Name	Enterprise Value (a)/ LTM EBITDA	2009E (b)	2010E (b)	5-Year SGR (b)
Abercrombie & Fitch	5.6x	36.2x	20.2x	14.0%
Aeropostale	7.2x	13.3x	12.0x	15.0%
American Eagle Outfitters	6.2x	18.6x	14.5x	14.0%
bebe	5.1x	NM	NM	NM
Buckle	5.3x	10.4x	10.4x	12.0%
Guess?	6.8x	16.1x	13.9x	20.0%
Hot Topic	3.9x	19.1x	15.2x	15.0%
Pacific Sunwear	NM	NM	NM	15.0%
Wet Seal	5.9x	16.0x	11.8x	15.0%
Zumiez	NM	NM	NM	20.0%
MEAN	5.8x	18.5x	14.0x	15.6%
MEDIAN	5.8x	16.1x	13.9x	15.0%

(a)	Market value plus net debt plus minority interest. Net debt includes deferred rent.
(b)	Wall Street estimates.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following immediately after the second paragraph on page 28 of the Schedule 14D-9 under the heading “Opinion of Cowen—Summary of Principal Financial Analyses—Discounted Cash Flow Analysis”:

“The Cowen discounted cash flow analysis reflected total debt (including deferred rent) of $113.3 million. Cowen’s discounted cash flow analysis treated deferred rent as a liability having characteristics similar to a debt obligation (with scheduled cash amortization every year). Accordingly, Cowen calculated the Company’s unlevered cash flow without subtracting amortization of construction allowances, resulting in a higher unlevered cash flow and implied enterprise value for the Company than would have been derived had Cowen calculated the Company’s unlevered cash flow with such a subtraction. The Company’s projected unlevered free cash flow is $8.1 million for the fourth quarter of 2009, $38.5 million for 2010, $42.4 million for 2011, $40.4 million for 2012, and $48.7 million for 2013.

In performing its discounted cash flow analysis, Cowen calculated the discounted present value of the projected unlevered free cash flows of the Company utilizing discount rates ranging from 16.0% to 20.0%. Cowen utilized this range of discount rates after determining the Company’s weighted average cost of capital (WACC). Cowen calculated the Company’s WACC, of 17.9%, by taking the weighted average of the Company’s after-tax cost of debt (0.0%) and by utilizing the capital asset pricing model to determine the cost of the Company’s equity capital (17.9%). The capital asset pricing model is used to determine the expected return on an asset based on the risk associated with that asset (beta). The key assumptions used by Cowen in calculating the Company’s WACC are set forth below:

Risk Free Rate (a)	3.3%
Equity Risk Premium (b)	6.5%
Size Premium (b)	5.8%
Re-levered Comparable Company Beta(c)	1.36
Pre-tax Cost Of Debt (d)	2.9%
Marginal Corporate Tax Rate	40.0%
Net Debt To Total Capitalization	0.0%
Equity to Total Capitalization	100.0%

(a)	U.S. 10 -Year Treasury Yield as of August 21, 2009.
(b)	From Ibbotson Associates 2009 Risk Premium Over Time Report.
(c)	Calculated using Predicted Betas and capital structures of comparable companies from Barra’s Beta (as of July 31, 2009) and public filings, respectively
(d)	Represents August 21, 2009 1-year LIBOR rate plus 150 basis points based on the Company’s revolver”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following immediately after the table at the end of page 28 of the Schedule 14D-9 under the heading “Opinion of Cowen—Summary of Principal Financial Analyses—Selected Precedent Transaction Analysis”:

“The following table below represents the multiples impled by the ratio of Enterprise Value to this metric.

Enterprise Value
Target/Acquirer	LTM Revenue	LTM EBITDA
Pet Valu/Roark Capital	0.7x	4.9x
Tween Brands/Dress Barn	0.3x	6.9x
Eddie Bauer/Golden Gate Capital	0.3x	6.3x
Gordmans/Sun Capital Partners	0.3x	NA
Aaron Rents (Corporate Furninshings Division)/CORT Business Services Corporation	0.7x	6.7x
Hudson Group/Dufry	1.3x	9.8x
Amscan Holdings/Advent International	1.0x	9.0x
Longs Drug Stores Corporation/CVS Caremark Corporation	0.5x	10.5x
Steve & Barry’s LLC/BHY S&B Holdings LLC	0.3x	NA
MEAN	0.6x	7.7x
MEDIAN	0.5x	6.9x	”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the last sentence of the last paragraph on page 29 of the Schedule 14D-9 under the heading “Opinion of Cowen—Overview of Analyses; Other Considerations”:

“In connection with the execution of Cowen’s engagement under the engagement letter with the Company dated December 5, 2007, Cowen received a fee of $300,000. Under the terms of that letter, in connection with the consummation of the Company’s “Dutch Auction” issuer tender offer in April 2008, Cowen received a restructuring fee of $1,500,000.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the last sentence of the first full paragraph on page 31 of the Schedule 14D-9 under the heading “Opinion of PJSC”:

“The PJSC Opinion was reviewed and approved by PJSC’s fairness opinion review committee prior to its issuance.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following at the end of the first full paragraph on page 32 under the heading “Opinion of PJSC—Analysis of Selected Publicly Traded Comparable Companies”:

“The following tables summarize this data:

P/E Multiples
Selected Companies	LTM EPS	CY2009E EPS	CY2010E EPS
Abercrombie & Fitch	25.8x	36.2x	20.4x
Aeropostale	14.6x	13.1x	12.0x
American Eagle	16.6x	18.8x	14.7x
Buckle	10.5x	10.1x	9.7x
Hot Topic	14.8x	16.9x	14.6x
Pacific Sunwear	NM	NM	NM
Wet Seal	16.2x	16.0x	10.5x

	Enterprise Value as a Multiple of:
Selected Companies	LTM Net Sales	LTM EBITDA	LTM EBIT	CY2009 EBITDA
Abercrombie & Fitch	90.6%	7.1x	13.2x	7.7x
Aeropostale	121.2%	7.0x	8.1x	6.3x
American Eagle	90.0%	6.6x	10.1x	6.8x
Buckle	130.8%	5.5x	6.2x	4.9x
Hot Topic	31.9%	3.5x	7.5x	3.5x
Pacific Sunwear	20.7%	NM	NM	NM
Wet Seal	38.1%	5.4x	8.4x	5.5x	”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented amending and restating the first sentence on page 33 of the Schedule 14D-9 under the heading “Opinion of PJSC—Analysis of Selected Precedent Transactions”:

“The PJSC Selected Precedent Transactions included the following transactions which were announced since November of 2006 and which PJSC believes are comparable to the transaction:”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the first sentence of the first full paragraph on page 33 of the Schedule 14D-9 under the heading “Opinion of PJSC—Analysis of Selected Precedent Transactions”:

“The following table summarizes these calculations:

	Enterprise Value as a Multiple of:
Acquiror Name/Seller Name	LTM Sales	LTM EBITDA	LTM EBIT	EBITDA Margin	Transaction Consideration
Golden Gate Capital/Eddie Bauer Holdings, Inc. (a)	27.7%	6.0x	NM	4.6%	100% Cash
Dress Barn Inc./Tween Brands, Inc. (b)	25.9%	8.1x	NM	3.2%	100% Stock
Redcats USA/United Retail Group	31.9%	7.1x	16.6x	4.5%	100% Cash
Lee Equity Partners/Deb Shops, Inc.	79.4%	7.8x	9.3x	10.2%	100% Cash
Finish Line, Inc./Genesco, Inc. (cancelled)	103.3%	9.7x	13.3x	10.6%	NM
Golden Gate Capital/Express (Limited Brands)(c)	47.2%	NA	NA	NA	100% Cash
Apollo Management, L.P./Claire’s Stores, Inc.	187.2%	8.9x	10.9x	21.0%	100% Cash
Sun Capital Partners/Golden Gate Capital/ Eddie Bauer Holdings Inc. (withdrawn)	60.5%	11.0x	NM	5.5%	100% Cash

(a)	Pending. Purchase price reflects adjustments to nominal offer price of $286 million.
(b)	Pending.
(c)	Golden Gate bought 75% of Express. The EV/Sales shown is a pro forma estimate of a 100% purchase.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented inserting the following after the fifth paragraph on page 33 of the Schedule 14D-9 under the heading “Opinion of PJSC—Discounted Cash Flow Analysis”:

“The PJSC discounted cash flow analysis reflected $0.0 total debt and $60.0 million of cash as of June 27, 2009. Consistent with this methodology, which did not include deferred rent in total debt, PJSC deducted the amortization of construction allowances in calculating free cash flow. The inclusion of deductions for amortization of construction allowances resulted in a lower free cash flow than would have been the case if such deductions had not been included. The exclusion of deferred rent resulted in a lower total enterprise value than would have been the case if such deferred rent had been included. The Company’s projected unlevered free cash flow is $22.8 million for 2010, $27.0 million for 2011, $25.7 million for 2012 and $35.2 million for 2013.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the last sentence of the first full paragraph on page 35 of the Schedule 14D-9 under the heading “Opinion of PJSC—Miscellaneous”:

“The Special Committee selected PJSC to provide these financial advisory services on the basis of PJSC’s experience in the evaluation of businesses and their securities in connection with mergers and acquisitions, restructurings and valuations for corporate or other purposes. In the two years preceding the date of the PJSC Opinion, PJSC had not otherwise been engaged by the Company.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the two paragraphs under the heading “Litigation” with the following:

“In September 2009, two substantially similar shareholder class action suits were filed by stockholders in the Superior Court of California in San Diego County against the Company, our directors, and Advent International Corporation, an affiliate of Parent and of Purchaser, styled as Marika Dalesandro v. Charlotte Russe Holding, Inc, et al., Case No. 37-2009-00097524-CU-BT-CTL, and Superior Partners v. Michael J. Blitzer, et al., Case No. 37-2009-00097747-CU-SL-CTL.

The complaints seek to enjoin the Offer, and allege claims for breach of fiduciary duty against the Company and the individual defendants and for aiding and abetting a breach of fiduciary duty against Advent International Corporation. On or about September 10, 2009, the court entered an order that related the two cases. On September 16, 2009, after extensive investigation and after discovery had been taken, counsel for the parties in the Dalesandro lawsuit agreed upon the principal terms of a settlement of the Dalesandro litigation, which would include the dismissal with prejudice of all claims against all of the defendants, including the Company and its directors. The proposed settlement is conditional upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the Offer and final approval of the proposed settlement by the court. Plaintiff in the Superior Partners lawsuit is not a party to the proposed settlement and may file an objection to it. Pursuant to the agreements between counsel for the parties in the Dalesandro lawsuit, the Company will make certain supplemental disclosures which are contained in Amendment No. 3 to the Schedule 14D-9. None of the Company or any of the other defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiff contends should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. In addition, the parties agreed to present to the Superior Court of California a Stipulation of Settlement (the “Stipulation of Settlement”) and any other documentation as may be required in order to obtain approval by the court of the settlement on behalf of a class of shareholders and the dismissal of the Actions. The Stipulation of Settlement will include a release of all claims (including those asserted in the Superior Partners lawsuit) against all defendants and their affiliates and agents held by the plaintiff and class members. The Company anticipates that plaintiff will petition the court for an award of attorneys’ fees and expenses. The Company or its successors will pay such an award. These attorneys’ fees and expenses will not be deducted from the Offer consideration. If the settlement is not approved and such conditions are not satisfied, the Company and the individual defendants will continue to vigorously defend these actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Charlotte Russe Holding, Inc.

By:	/s/ John D. Goodman
Name: John D. Goodman Title: Chief Executive Officer

Dated: September 23, 2009